Form 4
Exhibit 99.2 - Footnote Disclosure

(1) Each share of Series C Convertible Preferred Stock automatically converted into approximately 0.4024 shares of Common Stock upon the closing of the Issuer's initial public offering, and each share of Series D Convertible Preferred Stock automatically converted into approximately
0.2857 shares of Common Stock upon the closing of the Issuer's initial public offering.

(2)  Represents securities held directly by Fog City
Fund, LLC. Voting and investment power over the shares are generally held by the managing member of Fog City Fund, LLC; however, investments or dispositions in excess of certain amounts must be approved by the board of directors of Fog City Fund, LLC. St. Paul Venture Capital, Inc. has appointed a majority of the members of the board of directors of Fog City Fund, LLC. St. Paul Fire and Marine Insurance Company, a wholly owned subsidiary of The St. Paul Companies, Inc., has appointed a majority of the members of the board of directors of St. Paul Venture Capital, Inc. The St. Paul Companies, Inc. owns a controlling interest St. Paul Venture Capital, Inc. St. Paul Fire and Marine Insurance Company owns a controlling interest of Fog City Fund, LLC. Each of St. Paul Venture Capital, Inc., St. Paul Fire and Marine Insurance Company and The St. Paul Companies, Inc. may be deemed to be an indirect beneficial owner of the reported securities. Each of St. Paul Venture Capital, Inc., St.
Paul Fire and Marine Insurance Company and The St. Paul Companies, Inc. disclaims any beneficial ownership of the reported securities, except to the extent of any pecuniary interest therein. This report shall not be deemed an admission that any of the reporting persons is the beneficial owner of such securities for purposes of
Section 16 or for any other purpose.

(3) Prior to the closing of the Issuer's initial public offering, the Warrant was exercisable as to 41,152 shares of Series C Convertible Preferred Stock at an exercise price of $2.43, upon the closing of the Issuer's initial public offering, the Warrant is exercisable as to 16,560 shares of Common Stock at an exercise price of $6.0386.